

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 22, 2007

Mr. Robert Card
Chief Executive Officer
Jet Gold Corporation
Suite 1102, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3

Re: **Jet Gold Corporation**
Form 20-F for the Year Ended August 31, 2006
Filed on February 28, 2007
File No. 000-51212

Dear Mr. Card:

This is to advise you that a preliminary review of your Form 20-F for the fiscal year ended August 31, 2006 indicates that it fails in numerous material respects to comply with the requirements of PCAOB Auditing Standard 1. The deficiencies include audit reports that do not reference auditing standards of the PCAOB. In addition, the auditor's report for the year ended August 31, 2004 was issued by a firm that was not registered with the PCAOB. For these reasons, we will not perform a detailed examination of your annual report and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

As appropriate, please amend your filing and respond to this letter within ten business days or tell us when you will respond.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our letter, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief